FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement, Partial Amendment to the Articles of Incorporation, which was filed with the Tokyo Stock Exchange on May 17, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

May 17, 2006

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

(Stock code number: 9766 at TSE1, NY, LON, SIN)

Contact: Naoyuki Notsu

Division Director, Administration Division

Tel: +81-3-5220-0573

Announcement on Partial Amendment to the Articles of Incorporation

KONAMI CORPORATION announced today that, pursuant to resolutions adopted at the Board of Directors meeting held on May 17, 2006, it will submit a proposal for the amendment to the articles of incorporation as written below, in the 34th Ordinary General Meeting of Shareholders which will be held on June 29, 2006.

1.	Reasons for the Amendments

(1) As a holding company and to correspond to the business development of the Konami group, we plan to make a partial amendment on the Article 2 (Purpose).

(2) With the enactment of the “Corporate Law” (law number 86 of 2005) and the “Law to Accommodate Relevant Laws in line with the Enforcement of the Corporate Law” (law number 87 of 2005) effective on May 1, 2006, it is proposed that:

(a)	Article 4 (Governing Bodies) be newly established in order to create governing bodies of the Company pursuant to Article 326, Paragraph 2 of the Corporate Law;

(b)	Article 7 (Issuance of Share Certificates) be newly established to enable the Company to make such issuance pursuant to Article 214 of the Corporate Law;

(c)	Article 10 (Rights concerning Shares Constituting Less Than One Minimum Share-trading Unit) be newly established to define rights of shareholders holding shares less than one minimum share-trading unit pursuant to Article 189, Paragraph 2 of the Corporate Law;

(d)	Article 17 (Internet Disclosure of Reference Documents, etc. and Deemed Provision) be newly established to adopt the system to disclose via internet reference documents, etc. for a general shareholders meeting pursuant to Article 94 and Article 133, Paragraph 3 of the “Enforcement Regulation of the Corporate Law” (regulation number 12 of 2006 issued by the Ministry of Justice) and Article 161, Paragraph 4 and Article 162, Paragraph 4 of the “Regulation on the Accounting of Corporate” (regulation number 13 of 2006 issued by the Ministry of Justice);

(e)	pursuant to Article 310, Paragraph 5 of the Corporate Law and Article 63, Paragraph 5 of the Enforcement Regulation of the Corporate Law, current Article 15 (Exercise of Voting Rights by Proxy) be amended to Article 19 (Exercise of Voting Rights by Proxy), which defines the method to prove the proxy’s authority and number of the proxy when voting rights are exercised by proxy at a General Meeting of Shareholders;

(f)	Article 25 (Omission of Resolution by the Board of Directors) be newly established in order to allow the Board of Directors to make a resolution flexibly in writing or in an electronic method where necessary pursuant to Article 370 of the Corporate Law;

(g)	Article 28 (Limited Liability Contracts with External Directors) be newly established to enable the Company to enter into contracts with External Directors under which their liabilities shall be restricted.

(h)	Article 36 (Limited Liability Contracts with External Corporate Auditors) be newly established to enable the Company to enter into contracts with External Corporate Auditors under which their liabilities shall be restricted.

(i)	Article 38 (Governing Bodies to Determine Distribution of Surplus, etc.) be newly established to enable the Company to take flexible dividend policy as it was approved by Article 459, Paragraph 1 and Article 460 of the Corporate Law to determine distribution of surplus, etc. by resolution of the Board of Directors rather than General Meeting of Shareholders; and

(j)	in addition to the above, amendments be made or added to terms or expressions used or provisions of relevant laws quoted in these Articles of Incorporation to make such terms or expressions or quotations consistent with the Corporate Law.

(2)	It is necessary for the Company to revise overall structure of provisions of and make any necessary amendment to words or phrases contained in these Articles of Incorporation by making a full review thereof.

2.	Contents of amendments

The contents of amendments are shown in 4. Particulars of the Amendments.

3.	Schedule of amendment

Ordinary general meeting of shareholders’ for amendment of articles of incorporation:

June 29, 2006 (Thursday)

Effective date of amendment of articles of incorporation:

June 29, 2006 (Thursday)

4.	Particulars of the Amendments

The Company proposes that the current Articles of Incorporation be amended as follows:

		(Amendments are underlined)

Current		Amended
Chapter I: GENERAL PROVISIONS		Chapter I: GENERAL PROVISIONS

Article 1 (Trade Name)		Article 1 (Trade Name)

The name of the Company is Konami Kabushiki Kaisha, being expressed as “KONAMI CORPORATION” in English.		(Unchanged)

Article 2 (Purposes)		Article 2 (Purposes)

The purpose of the Company shall be to own shares of companies which run the following businesses or a foreign company which runs equivalent businesses, and be engaged in the control and administration of the subject companies’ business activities as well as implementation of operations incidental to such activities.

		(Unchanged)

1.	Research, development, manufacture and distribution of software and hardware relating to electric appliances and electronic components;	1.	(Unchanged)

2.	Planning, production, manufacture, rental and distribution of music, audio and visual software (including disks, tape and film, etc.); production and acquisition of master copies, and transferal or usage permission thereof;	2.	(Unchanged)

3.	Acquisition, management, promotion of usage and development of music copyright and related performance rights, and transferal or usage permission thereof;	3.	(Unchanged)

4.	Planning, production and distribution of books, magazines, sheet music and other publications;	4.	(Unchanged)

		(Amendments are underlined)

Current		Amended
5.	Development, manufacture and distribution of toys;	5.	(Unchanged)

6.	Design of character products (with images of people, animals, etc. which have unique names or characters);	6.	(Unchanged)

7.	Planning, production and distribution on the Internet;	7.	Planning, production, distribution on the Internet and Internet related services;

8.	Planning, establishment and operation of shopping complex on the Internet, provision of know-how thereof and correspondence sales;	(Deleted)

9.	Provision and distribution of software using communication circuits;	(Deleted)

(Newly added)		8.	Intelligence, provide online service, process and distribution of information, pictures and music using electrical communication and electrical communication related services;

(Newly added)		9.	Information processing services and information reporting services;

10.	Management of sports facilities and amusement arcades;	10.	Management of sports facilities, amusement arcades, restaurants, accommodations, hot spring bathing facilities, saunas and parking lots;

(Newly added)		11.	Management of schools for training and educating sport instructors, producers of digital contents (application software for digital technology) and producers of computer software;

(Newly added)		12.	Medical treatment services and beauty services;

11.	Distribution of soft drinks, foods, alcoholic beverages, sports gear, clothing and computer game machines;	13.	(Unchanged)

12.	Advertising agency, insurance agency, broadcasting business and leisure business including tour, sports, etc.;	14.	Advertising agency, insurance agency, broadcasting business, travel agency and leisure business including tour, sports, etc.;

13.	Purchase and sale of antiques;	15.	(Unchanged)

14.	Sale, purchase, lease, blockage and management of real estate;	16.	(Unchanged)

15.	Job placement;	17.	(Unchanged)

(Newly added)		18.	General lease business and finance business;

16.	Holding of and investment in securities;	19.	(Unchanged)

17.	Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to the preceding items;	20.	(Unchanged)

(Amendments are underlined)

Current		Amended
18.	Import, export and agency business related to each of the preceding items;	21.	(Unchanged)

19.	Investment in the party in charge of the business specified in the preceding items; and	22.	(Unchanged)

20.	Any and all businesses incidental to any of the preceding items.	23.	(Unchanged)

Article 3 (Location of Head Office)		Article 3 (Location of Head Office)

The Company shall have its head office in Chiyoda-ku, Tokyo.		(Unchanged)

(Newly added)		Article 4 (Governing Bodies)

The Company shall have the Board of Directors, Corporate Auditors, Board of Corporate Auditors and Accounting Auditors.

Article 4 (Method of Public Notice)		Article 5 (Method of Public Notice)

Public notices of the Company shall be published electronically. In cases where accident or other unavoidable circumstances preclude online publication, notices shall be carried in the Nihon Keizai Shimbun.

(Unchanged)

Chapter II: SHARES		Chapter II: SHARES

Article 5 (Total Number of Shares to be Issued)		Article 6 (Total Number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be four hundred fifty million (450,000,000); provided, however, that the number shall be, in case of cancellation, reduced by the number of shares so cancelled.

The total number of shares authorized to be issued by the Company shall be four hundred fifty million (450,000,000).

(Newly added)		Article 7 (Issuance of Share Certificates)

The Company shall issue share certificates for its shares.

Article 6 (Acquisition of the Company’s Own Shares)		Article 8 (Acquisition of the Company’s Own Shares)

In accordance with the provisions of item 2, paragraph 1 of Article 211-3 of the Commercial Code, the Company may purchase and hold its own shares through a resolution adopted by its Board of Directors.

In accordance with the provisions of Article 165, paragraph 2 of the Corporate Law, the Company may acquire its own shares through market transactions by resolution of the Board of Directors.

(Amendments are underlined)

Current	Amended
Article 7 (Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Constituting Less than One Unit)	Article 9 (Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Constituting Less than One Unit)

1. The number of shares of the Company which constitute one (1) unit shall be one hundred (100).	(Unchanged)

2.      The Company shall not issue any share certificates for shares constituting less than one (1) unit (“Shares Constituting Less than One Unit”); unless otherwise provided for in the Share Handling Regulations.

(Newly added)	Article 10 (Rights concerning Shares Constituting Less than One Unit)

Shareholders of the Company holding Shares Constituting Less than One Unit (including beneficial shareholders and hereinafter the same) cannot exercise their rights as shareholders other than those enumerated below:

The Company shall issue share certificates for its

(1) rights provided for in each item of Article 189, Paragraph 2 of the Corporate Law;

(2) rights provided for in Article 166, Paragraph 1 of the Corporate Law;

(3) rights of shareholders to subscribe for shares or new shares as stock option in accordance with the number of shares held by them; and

(4) rights to make a request provided for in Article 11 hereof.

Article 8 (Requests for purchase of fractional unit shares)	Article 11 (Requests for purchase of fractional unit shares)

1.      Shareholders (including, hereinafter, beneficial shareholders) who hold shares numbering less than one unit shall have the right to request (hereinafter, “request for additional shares”) that the Company sell to them that number of shares which will bring their current holdings up to one unit.

(Unchanged)

2. The periods for such requests of additional shares, the methods required to be used, etc., shall be governed by rules established by the Board of Directors.

(Amendments are underlined)

Current	Amended
Article 9 (Transfer Agent)	Article 12 (Administrator of Shareholders’ Register)

1. The Company shall have a transfer agent with respect to its shares.	1. The Company shall appoint an administrator of shareholders’ register.

2. The transfer agent and its handling office shall be selected by a resolution of the Board of Directors and public notice thereof shall be given.	2. The administrator of shareholders’ register and its handling office shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

3.      The shareholders’ register (including beneficial shareholders’ register, hereinafter, the same) of the Company and its lost stock certificates register shall be kept at the transfer agent’s handling office and the registration of transfer of shares, registration of pledge, record of trust assets, delivery of share certificates, the recording of lost stock certificates, purchase and sale of Shares Constituting Less than One Unit, acceptance of notifications and other matters relating to shares shall be handled by the transfer agent and not by the Company.

3.      The production and keeping of register of shareholders (including register of beneficial shareholders, hereinafter the same), ledger of stock acquisition rights and register of lost share certificates of the Company or any other business related thereto shall be entrusted to the administrator of shareholders’ register and shall not be handled by the Company.

Article 10 (Share Handling Rules)	Article 13 (Share Handling Rules)

The class of share certificates, the registration of transfer of shares, registration of pledge, record of trust assets, delivery of share certificates, the recording of lost stock certificates, purchase and sale of Shares Constituting Less than One Unit and other matters relating to shares shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as these Articles of Incorporation.

The handling business relating to shares of the Company and charges thereof shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as laws and regulations and these Articles of Incorporation.

Article 11 (Record Date)	(Deleted)

1.      The Company shall deem that the shareholders, who are listed or recorded on the Shareholders’ Registers as of March 31 of every year are entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant fiscal year.

2. In addition to the preceding paragraph, the Company may, giving prior public notice, fix a record date for the occasion whenever necessary by a resolution of the Board of Directors.

(Amendments are underlined)

Current	Amended
Chapter III: GENERAL MEETING OF SHAREHOLDERS	Chapter III: GENERAL MEETING OF SHAREHOLDERS

Article 12 (Convocation)	Article 14 (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months after the day following each account settlement date of every fiscal year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary. Such general meetings of shareholders shall be held within the wards in Tokyo.

An ordinary general meeting of shareholders of the Company shall be convened in June of each year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary. Such general meetings of shareholders shall be held within the wards in Tokyo.

(Newly added)	Article 15 (Record Date for Ordinary General Meeting of Shareholders)

The record date for the determination of voting rights at the Company’s ordinary general meeting of shareholders shall be March 31st of each year.

Article 13 (Convener and Chairperson)	Article 16 (Convener and Chairperson)

Chairman or President shall convene the general meetings of shareholders of the Company and act as a chairperson, unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

Chairman or President shall convene the general meetings of shareholders of the Company and act as a chairperson. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

(Newly added)	Article 17 (Internet Disclosure of Reference Documents, etc. and Deemed Provision)

In convening a general meeting of shareholders, the Company may, pursuant to the relevant regulation issued by the Ministry of Justice, deem that it has duly provided its shareholders with the information which must be mentioned or displayed in the reference document of a general meeting of shareholders, business report, financial statements and consolidated financial statements by disclosing such information using the Internet.

(Amendments are underlined)

Current	Amended
Article 14 (Method of Resolution)	Article 18 (Method of Resolution)

1.      Unless otherwise provided for by laws, regulations or these Articles of Incorporation, any resolution at a general meeting of shareholders shall be approved by the majority of the voting rights of shareholders present.

1.      Unless otherwise provided for by laws and regulations or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be approved by the majority of the voting rights of the shareholders present who are entitled to exercise their voting rights thereat.

2. Extraordinary resolutions, subject to Article 343 of the Commercial Code, can be made by a two-thirds vote of the shareholders present, who possess one-third or more of the total voting rights.

2.      Extraordinary resolutions, subject to Article 309, Paragraph 2 of the Corporate Law, can be made by a two-thirds vote of the shareholders present, who possess one-third or more of the voting rights of the shareholders who are entitled to exercise their voting rights thereat.

Article 15 (Exercise of Voting Rights by Proxy)	Article 19 (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting right by a proxy who is also a shareholder having voting right of the Company; provided, however, that only one (1) proxy shall be admitted and such proxy shall be required to submit documents evidencing his/her authority.

A shareholder may exercise his/her voting right by one proxy who is also a shareholder having voting right of the Company; provided, however, that such shareholder or proxy must submit to the Company documents evidencing his/her authority at each general meeting of shareholders.

Chapter IV: DIRECTORS AND THE BOARD OF DIRECTORS	Chapter IV: DIRECTORS AND THE BOARD OF DIRECTORS

Article 16 (Number of Directors)	Article 20 (Number of Directors)

The number of Directors of the Company shall not be more than twelve (12).	(Unchanged)

Article 17 (Election of Directors)	Article 21 (Election of Directors)

1. Directors of the Company shall be elected at a general meeting of shareholders.	1. (Unchanged)

2.      Directors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

2.      Directors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders who have one third (1/3) or more of the voting rights of the shareholders entitled to exercise their voting rights thereat.

3. The election of Directors of the Company shall not be made by a cumulative voting.	3. (Unchanged)

Article 18 (Term of Office of Directors)	Article 22 (Term of Office of Directors)

1.      The term of office of Directors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one (1) year after their assumption of office.

1.      The term of office of Directors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one (1) year after their election.

(Amendments are underlined)

Current	Amended
2. The term of office of Directors elected to increase the number of Directors shall expire at the time of expiration of the term of office of the other incumbent Directors.	(Deleted)

3. The term of office of the Director elected to fill a vacancy of a retired Director shall be the remaining period of the term of office of such retired Director.	(Deleted)

Article 19 (Representative Directors and Directors with Title)	Article 23 (Representative Directors and Directors with Title)

Directors who represent the Company, President and any other Directors with specific titles shall be appointed at a meeting of the Board of Directors.	1. Director(s) who represent the Company shall be appointed at a meeting of the Board of Directors.

(Newly added)	2. The President and Director and any other Directors with specific titles shall be appointed at a meeting of the Board of Directors.

Article 20 (Convocation of the Meeting of the Board of Directors and Chairperson)	Article 24 (Convocation of the Meeting of the Board of Directors and Chairperson)

1.      Chairman or President shall convene a meeting of the Board of Directors and act as a chairperson unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

1. (Unchanged)

2.      Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

2. (Unchanged)

(Newly added)	3. With the consent of all the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without complying with the convocation procedures.

(Newly added)	Article 25. (Omission of Resolution of the Board of Directors)

In case where requirements as provided for in Article 370 of the Corporate Law are satisfied, the Company deems that relevant resolutions of the Board of Directors shall have been duly made.

(Amendments are underlined)

Current	Amended
Article 21 (Regulations of the Board of Directors)	Article 26 (Regulations of the Board of Directors)

Matters regarding the Board of Directors of the Company shall be determined pursuant to the Regulations of the Board of Directors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

(Unchanged)

Article 22 (Remuneration)	Article 27 (Remuneration, etc.)

The remuneration of Directors shall be determined at a general meeting of shareholders.

The remuneration for Directors, annual bonus and other proprietary benefits received from the Company as consideration for execution of their duties (hereinafter referred to as “Remuneration, etc.”) shall be determined by resolution of a general meeting of shareholders.

(Newly added)	Article 28 (Limited Liability Contracts with External Directors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into contracts with External Directors under which their liabilities provided for in Article 423, Paragraph 1 of the said law shall be restricted.

Chapter V: CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	Chapter V: CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 23 (Number of Corporate Auditors)	Article 29 (Number of Corporate Auditors)

The number of Corporate Auditors of the Company shall not be more than five (5).	(Unchanged)

Article 24 (Election of Corporate Auditors)	Article 30 (Election of Corporate Auditors)

1. Corporate Auditors of the Company shall be elected at a general meeting of shareholders.	1. (Unchanged)

2.      Corporate Auditors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

2.      Corporate Auditors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders who have one third (1/3) or more of the voting rights of the shareholders entitled to exercise their voting rights thereat.

(Amendments are underlined)

Current	Amended
Article 25 (Term of Office of Corporate Auditors)	Article 31 (Term of Office of Corporate Auditors)

1.      The term of office of Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within four (4) years after their assumption of office.

1.      The term of office of Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within four (4) year after their election.

2. The term of office of the Corporate Auditor elected to fill a vacancy of a retired Corporate Auditor shall be the remaining period of the term of office of such retired Corporate Auditor.	2. The term of office of the Corporate Auditor elected to fill a vacancy of a retired Corporate Auditor shall expire when such predecessor’s full term of office would have been expired.

Article 26 (Standing Corporate Auditors)	Article 32 (Standing Corporate Auditors)

Corporate Auditors shall elect Standing Corporate Auditors from and among themselves.	The Board of Corporate Auditors shall by its resolution elect Standing Corporate Auditors from among the Corporate Auditors.

Article 27 (Notice of Convocation of the Meeting of the Board of Corporate Auditors)	Article 33 (Notice of Convocation of the Meeting of the Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

1. (Unchanged)

(Newly added)	2. If the consent of all Corporate Auditors is obtained, a meeting of the Board of Corporate Auditors may be held without following the procedures for convening the meeting.

Article 28 (Regulations of the Board of Corporate Auditors)	Article 34 (Regulations of the Board of Corporate Auditors)

Matters regarding the Board of Corporate Auditors shall be determined pursuant to the Regulations of the Board of Corporate Auditors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

(Unchanged)

Article 29 (Remuneration)	Article 35 (Remuneration, etc.)

The remuneration of Corporate Auditors shall be determined at a general meeting of shareholders.	The Remuneration, etc. for Corporate Auditors, shall be determined by resolution of a general meeting of shareholders.

(Amendments are underlined)

Current	Amended
(Newly added)	Article 36 (Limited Liability Contracts with External Corporate Auditors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into contracts with External Corporate Auditors under which their liabilities provided for in Article 423, Paragraph 1 of the said law shall be restricted.

Chapter VI: ACCOUNTS	Chapter VI: ACCOUNTS

Article 30 (Business Year)	Article 37 (Business Year)

The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year and the account settlement date shall be the last day of each business year.	The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year.

(Newly added)	Article 38 (Governing Bodies to Determine Distribution of Surplus, etc.)

The Company shall determine the matters listed in each Item of Article 459, Paragraph 1 of the Corporate Law, including distribution of surplus, by resolution of the Board of Directors, not general meetings of shareholders, unless otherwise provided for by laws or regulations.

Article 31 (Dividend and Interim Dividend)	Article 39 (Base Date for Distribution of Surplus)

1. Dividends shall be paid to the shareholders or the registered pledgees who are listed or recorded on the Shareholders’ registers as of the account settlement date.	1. The base date for dividends of the Company shall be March 31st of each year.

2.      The Company may, by a resolution of the Board of Directors, distribute interim dividends to the shareholders or the registered pledgees who are listed or recorded on the Shareholders’ registers as of September 30 every year.

2. The base date for interim dividends of the Company shall be September 30th of each year.

(Newly added)	3. In addition to the date referred to in the preceding two paragraphs, the Company may set a base date and distribute surplus on such date.

(Amendments are underlined)

Current	Amended
Article 32 (Prescription)	Article 40 (Prescription of Dividend)

If any dividend or any interim dividend remains unreceived after expiration of full three (3) years from the day on which such dividends become due and payable, the Company shall be relieved of the obligation to pay such dividends.	In case of cash dividends, the Company shall be exempted from the obligation of paying them if they remain unreceived for three (3) years after the date of the commencement of payment thereof.